Exhibit 99.(k)(1)

AMENDED & RESTATED ADMINISTRATIVE SERVICES AGREEMENT

This AMENDED & RESTATED AGREEMENT made as of August 20, 2020, and effective as of September 1, 2020 (the “Effective Date”), by and between HedgeServ (Cayman) Ltd., a Limited Company incorporated in the Cayman Islands (“HedgeServ”), and [Fund Name] (the “Fund” and, together with HedgeServ, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have previously entered into the Administrative Services Agreement (the “Agreement”) effective as of August 1, 2016, and the First Amendment (the “Amendment I”) effective as of December 31, 2016; and

WHEREAS, this Amended & Restated Agreement is made as of the Effective Date between the Parties and amends and restates the Agreement as amended by Amendment I and sets forth the additional agreements between the Parties; and

WHEREAS, HedgeServ is in the business of providing bookkeeping, fund accounting, and certain fund administration services to investment funds; and

WHEREAS, the Fund is in the business of investing in securities and other investments, as is more fully described in the Fund’s currently effective Prospectus (the “Prospectus”), a copy of which has been received and reviewed by HedgeServ; and

WHEREAS, the Fund require fund accounting and certain other fund administration services; and

WHEREAS, the Fund desires to retain HedgeServ to perform the fund accounting and other administration services as described herein, and wishes to enter into this Agreement in order to set forth the terms and conditions upon which HedgeServ will render and implement the services specified herein; and

WHEREAS, Aetos Alternatives Management, LLC acts as the investment manager of the Fund (the “Investment Manager”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

1.             Duties of HedgeServ.

(a)           From and after the date of this Agreement, HedgeServ agrees to provide to the Fund the services (the “Services”) listed on Exhibit A in connection with the Fund’s business and operations. HedgeServ shall also perform all actions necessary in order to perform the Services in accordance with the terms of this Agreement. HedgeServ shall perform the services designated as "Core Services" on Exhibit A, and shall perform those services designated as "Optional Services" on Exhibit A upon the election by the Fund to engage HedgeServ for such Optional Services. HedgeServ may contract with one or more affiliates of HedgeServ for any duties or functions it deems necessary in order to perform the Services to one or more affiliates of HedgeServ, provided that each such affiliate has agreed with HedgeServ to comply with the confidentiality and non-disclosure provisions set forth in section 5 hereof; and provided further, that each affiliate to whom such duties or functions are contracted hereunder represents and warrants to HedgeServ that the representations and warranties in section 7 hereof are true and correct with respect to such affiliate. HedgeServ will be liable for (i) the acts and omissions of each affiliate performing contracted Services on the same basis as it would have been had it performed such contracted Services itself and (ii) any false representation or breach of warranty required to be made by such affiliate to HedgeServ hereunder.

(b)          As part of the Services, HedgeServ shall grant to the Fund a limited, personal, non-transferable, non-exclusive, license to access and use HedgeServ’s file transfer protocol site (the “FTP Site”), subject to and in accordance with the terms of this Agreement.

(c)           HedgeServ will maintain the books and records created or received by it in the performance of the Services, including electronic books and records. Upon request of the Fund, HedgeServ shall provide copies of any such books and records to the Fund, including electronically readable electronic or computer disk copies of any such books and records which are kept in such format. The Fund and such persons or entities authorized to act on its behalf (including, without limitation, the Fund’s Auditor) shall have the right to inspect such books and records during HedgeServ’s normal business hours or, upon reasonable notice, at such other times as may be necessary. All such books and records shall be preserved by HedgeServ for a period of at least six (6) years unless they are delivered to duly appointed successors to HedgeServ or to the Fund upon termination of this Agreement. HedgeServ acknowledges that the books and records maintained and preserved by HedgeServ pursuant to this Agreement are the property of the Fund and will be delivered to the Fund (including in electronically readable electronic or computer disk format) promptly upon reasonable request or upon termination of this Agreement.

(d)           HedgeServ represents, warrants and undertakes that (i) it has written policies, procedures and internal controls reasonably designed to prevent and detect money laundering (the “Procedures”), (ii) the Procedures include investor information collection and identity verification, ongoing employee training, record keeping and suspicious activity reporting requirements and are designed to adhere to the requirements of United States laws, rules and regulations relating to money laundering, including applicable rules promulgated under the USA PATRIOT Act, as amended from time to time, (iii) it is properly enforcing the Procedures, including in its performance of the Services, and will provide annual re-certification of the same upon request by the Fund, (iv) copies of the relevant investor identification records are kept by it for at least five years after each investor’s relationship with the Fund has ended and will be made available to the Fund and, to the extent required by and permissible under applicable law, governmental authorities having jurisdiction over the Fund, and (v) it intends to update or amend the Procedures as may be necessary in order to comply with all applicable laws, rules and regulations as such are amended or adopted from time to time. HedgeServ will process all subscriptions documents of the Fund in accordance with such Procedures.

Notwithstanding the foregoing, in maintaining the Procedures, the Administrator shall:

(i)	provide the Fund, upon request, written evidence of its suitability to perform the relevant functions on behalf of the Fund;

(ii)	provide identification information obtained and held with respect to the investors to law enforcement authorities, upon lawful request; and

(iii)	provide the Fund or its authorized agents with information which they may reasonably require to satisfy themselves of the reliability of the Administrator's systems and procedures.

(e)           HedgeServ undertakes to comply in all material respects with any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by HedgeServ hereunder.

(f)           HedgeServ shall promptly notify the Fund of matters that may materially adversely affect the performance by HedgeServ of the Services.

(g)          HedgeServ shall cause each of its employees and agents performing the Services or having access to Confidential Information (as defined below), and each of its subcontractors and consultants who may access Confidential Information to go through background testing effective to comply with all laws and regulations applicable to HedgeServ and the Fund.

2.            Duties of the Fund

(a)          The Fund shall be responsible for accurately and timely supplying HedgeServ with complete financial and other information in order for HedgeServ to provide the Services.

(b)          The Fund shall be responsible for the accurate and timely supply of complete financial information to HedgeServ by any third party retained by the Fund in order for HedgeServ to provide the Services.

(c)          The Fund acknowledges that HedgeServ is not a public accounting or auditing firm, is not a fiduciary of a public accounting or auditing firm, and does not provide public accounting or auditing services or advice.

(d)          The Fund, and not HedgeServ, shall pay all commissions, margins, option premiums, interest charges, floor commissions and fees, and other transaction costs and expenses charged and incurred by broker-dealers and their agents.

(e)          The Fund will provide prompt notice to HedgeServ of any amendments and/or additional supplements to its Prospectus.

(f)           The Fund will be entirely responsible for maintaining the confidentiality of the username(s) and password(s) provided to it by HedgeServ for purposes of accessing the FTP Site and any HedgeServ application, shall neither use the FTP Site or any HedgeServ application username(s) and password(s) of another person at any time, nor disclose its FTP Site or any HedgeServ application username(s) and password(s) to any third party, and shall be solely responsible for any and all uses of its FTP Site or any HedgeServ application username(s) and password(s). In addition, the Fund will notify HedgeServ immediately if it suspects any unauthorized use of its FTP Site or any HedgeServ application username(s) and password(s), or if any authorized person with access to the FTP Site or any HedgeServ application terminates its relationship with the Fund so access can be terminated.

3.            Compensation.

(a)           In consideration of the Services to be rendered to the Fund by HedgeServ under this Agreement, the Fund shall pay HedgeServ a monthly service fee (the “Administrative Services Fee”) as provided on the attached Exhibit B, or otherwise agreed to by HedgeServ and the Fund in writing from time to time. The term “Net Assets” shall mean total assets less total liabilities, including unrealized profits and losses on open positions, accrued income and expense, calculated in accordance with applicable generally accepted accounting principles.

(b)           On the fifth business day of each month, HedgeServ shall forward to the Fund an itemized statement setting forth the calculation of the Administrative Services Fee due to HedgeServ in respect of the current month based on the sum of estimated Net Assets of the Fund for the prior month and current month subscriptions less prior month-end redemptions. The Administrative Services Fee will be due and payable by the Fund to HedgeServ within fifteen (15) business days following receipt of the itemized statement. If the amount of the Administrative Services Fee for any particular month is revised or recalculated either as a result of (i) HedgeServ’s recalculation of “Net Assets” or (ii) correct objections made by the Fund to the applicable itemized statement within fifteen (15) business days of the receipt thereof, the statement for the Administrative Services Fee payable for the then current month shall include appropriate adjustments to reflect the change in the Administrative Services fee for the prior month. If the Fund does not object to an itemized statement within fifteen (15) business days of the receipt thereof, then, absent manifest error, such statement shall be deemed to be conclusively correct as to the Fund, and may only be revised or recalculated as a result of HedgeServ’s recalculation of Net Assets as provided under the foregoing clause (i).

(c)           On the first business day of each month, HedgeServ shall forward to the Fund an itemized statement of all out-of-pocket expenses (e.g., market data, travel, phone, postage, faxes, copying etc.) incurred by HedgeServ on behalf of the Fund in respect of the prior month. Out-of-pocket expenses will include any market data license fees for any additional market data that will be required for HedgeServ to provide its services. Unless the Fund objects to the itemized statement within ten (10) business days following receipt thereof, the expenses will be due and payable by the Fund to HedgeServ within three (3) business days following receipt of the itemized statement. If the Fund objects to such statement within a reasonable amount of time after the receipt thereof not to exceed 30 business days, the Parties shall use their best efforts to resolve the disputed amount(s) as soon as possible, and the amounts deemed by the Parties to be correct shall be paid or refunded by the applicable Party.

(d)          The fees and other amounts payable by the Fund to HedgeServ under this Agreement do not include any Taxes of any jurisdiction that may be assessed or imposed upon the Services provided by HedgeServ under this Agreement, or otherwise assessed or imposed in connection with the transactions contemplated by this Agreement, including sales, use, excise, value added, personal property, export, import and withholding taxes, excluding only Taxes based upon HedgeServ’s income. The Fund shall directly pay any such Taxes assessed against it, and the Fund shall promptly reimburse HedgeServ for any such Taxes payable or collectable by HedgeServ. For purposes of this Agreement, “Taxes” mean any applicable taxes, withholding taxes, levies, duties, VAT, transaction fees, currency exchange fees, transfer pricing costs and other similar taxes, assessments, fees or charges imposed by a governmental body but excludes any tax assessed on HedgeServ’s income generally or the Administrative Services Fee specifically.

4.           Non-Exclusivity. The Services provided by HedgeServ hereunder are not exclusive. HedgeServ currently renders and may render fund accounting and other fund administration services, as well as provide other services, software and goods, to other clients during the term of this Agreement, and such services and goods may be the same or different or may rely on the same or different methods and programs as are utilized in the performance of the Services for the Fund.

5.            Confidentiality.

(a)          HedgeServ agrees to keep confidential all accounting, customer, trading and other information, business records, business practices, financial data, procedures and policies, security protocols, agreements and transactions of or relating to the Fund or any of its affiliates (“Confidential Information”). For the avoidance of doubt, Confidential Information includes information regarding the market positions, trade data, investments, portfolio holdings, trading strategies, and other proprietary and confidential information of the Fund and the Investment Manager and its affiliates. HedgeServ agrees that it shall: (i) maintain the confidentiality of Confidential Information; (ii) appropriately instruct employees and other authorized persons who may be accorded access to Confidential Information by HedgeServ; and (iii) not use or process Confidential Information for any purpose other than in fulfillment of its obligations under this Agreement. HedgeServ further represents that each of its employees, directors, consultants and agents is aware of HedgeServ’s obligations pursuant to this Section 5 and is subject to an obligation of confidentiality with respect to the Confidential Information. HedgeServ shall notify the Investment Manager of any unauthorized release or access of such Confidential Information. Notwithstanding the foregoing, HedgeServ may disclose Confidential Information (A) to service providers of HedgeServ who have a need to access such information in order to provide services to HedgeServ and who have agreed to confidentiality terms similar to those set forth in this Section 5(a), and (B) in consultation with the Investment Manager to the extent permitted under law, if required or requested to so by any regulatory authority having jurisdiction over the Fund or HedgeServ or if required to do so by judicial or administrative process or by applicable law or regulation.

(b)          HedgeServ shall implement and maintain technical, organizational and physical measures intended to protect Confidential Information against anticipated threats or hazards to such information, including accidental or unauthorized disclosure, access, damage, destruction, alteration or loss, and other forms of unlawful processing. Such measures shall be effective to comply with all laws and regulations applicable to the Fund. If HedgeServ becomes aware of any actual or suspected unauthorized use of or access to Confidential Information (an “Incident”), HedgeServ will take appropriate actions to contain and mitigate the Incident, including notification to the Fund as soon as possible, but at most within twenty-four (24) hours of learning of the Incident (subject to any delay requested by an appropriate law enforcement agency), to enable the Fund to expeditiously implement its response program. Upon request of the Fund, HedgeServ will cooperate with the Fund to investigate the nature and scope of any Incident and to take appropriate actions to mitigate, remediate and otherwise respond to the Incident or associated risks. Without limiting the foregoing, the Fund shall make the final decision on whether and how to notify any relevant investors, prospective investors, employees, customers, consumers, the general public and/or other affected persons of any such Incidents, subject to applicable law. If the Fund requests, HedgeServ shall promptly make available to the Fund a senior executive of HedgeServ who is familiar with the circumstances of such violation.

(c)          The obligations of the Parties pursuant to this Section 5 shall survive termination of this Agreement and termination of the Fund. The Investment Manager is an intended third party beneficiary of this Section 5.

6.            Use of Investor Portal and Electronic Signatures.

(a)          The Parties acknowledge and agree that the investors and prospective investors of the Fund may submit instructions to the Fund (including, but not limited to, subscription, redemption, withdrawal and/or transfer instructions) that have been executed through the use of electronic signatures either by using the electronic signature technology contained in an investor portal developed and maintained by HedgeServ (“Portal”) or by using any electronic or digital signature technology that complies with the requirements of the Electronic Signatures in Global and National Commerce Act, 15 U.S.C. Section 7001 et seq (signatures created or obtained through either of such means shall be referred to as “Electronic Signatures”). The Parties acknowledge and agree that Authorized Investors (as defined below) of the Fund may utilize Electronic Signatures instead of wet ink execution or instead of following wet ink signing instructions contained in the Fund’s subscription, redemption or transfer documents (as applicable). The Fund shall provide HedgeServ with a list of investors and prospective investors that shall be entitled to use the Portal (each an "Authorized Investor") in accordance with the terms of this Agreement

(b)          The Fund hereby authorizes and instructs HedgeServ to accept and act upon, for and on behalf of the Fund, any instructions submitted by Authorized Investors through the Electronic Signatures.

(c)          With respect to the use of the Portal, the Fund hereby represents and warrants that any information provided by the Fund or a Fund's Investment Manager to HedgeServ in connection with the Portal, including (without limitation) information with respect to the grant of permissions, the authorized users and signatories of each Authorized Investor of the Fund, is true, accurate and complete in all respects.

(d)          The Fund acknowledges and agrees that:

(i)          HedgeServ may rely conclusively upon and shall incur no liability in respect of any action taken upon any instruction containing Electronic Signatures (whether received through the Portal or otherwise) that is believed by HedgeServ in good faith to be genuine;

(ii)         HedgeServ shall rely on the confirmations and covenants provided by users of the Portal with respect to any Electronic Signatures obtained via the electronic signature platform contained in the Portal;

(iii)        with respect to all Electronic Signatures contained in any instructions received by HedgeServ in connection with the Fund, HedgeServ shall assume that (x) all such Electronic Signatures are linked to the relevant signatories and no other person and (y) at the time of signing, all such Electronic Signatures are under the control of the relevant signatories and no other person;

(iv)        HedgeServ shall not be liable to conduct any verification with respect to the authenticity or reliability of any Electronic Signatures contained in any instructions received by HedgeServ in connection with the Fund;

(v)         the Fund shall be exclusively responsible for the accuracy, completeness and reliability of information provided to HedgeServ with respect to the users who are authorized to access the Portal and/or submit transaction documents via the Portal for and on behalf of the Fund's Authorized Investors;

(vi)        the Fund (acting through the Investment Manager or otherwise) shall be exclusively responsible for determining to whom permissions to access and use the Portal shall be granted; and

(vii)       for the avoidance of doubt and without limitation to Section 7 below, HedgeServ shall be indemnified against any claims, losses, damages, liabilities, penalties, demands, suits, judgments, obligations, costs or expenses, including reasonable legal fees and expenses, of any kind or nature whatsoever and howsoever arising to HedgeServ as a result of HedgeServ relying on or acting upon (x) any Electronic Signatures, whether through the Portal or otherwise, (y) any document or transaction submitted by an Authorized Investor of a Fund via the Portal, or (z) the general usage of the Portal granted to the Fund's Authorized Investors, provided that HedgeServ has not committed fraud, willful default, Gross Negligence or Willful Misconduct (in each case, as defined in Section 7(a) below).

7.            Liability.

(a)           HedgeServ shall at all times exercise reasonable care and diligence and act in good faith in the performance of its duties hereunder, provided, however, that HedgeServ shall assume no responsibility and shall be without liability for any loss, liability, claim or expense suffered or incurred by (i) the Fund or (ii) any investors of the Fund in connection with their usage of the Portal (including in each case, their attorney’s fees and disbursements) unless caused by HedgeServ’s own fraud, willful default, Gross Negligence or Willful Misconduct or that of its agents, employees or Subcontractors (as defined below). HedgeServ shall be responsible for the performance of only such duties as are set forth in this Agreement and shall have no responsibility for the actions or activities of any other party, including other service providers to the Fund, provided that HedgeServ shall be responsible for the performance of any third parties engaged by HedgeServ (“Subcontractors”) to perform the Services. Such Subcontractors may be utilized only as specified in Exhibit A or with the consent of the Fund. For purposes of this Agreement, “Gross Negligence” means an act or failure to act which deviates from a reasonable course of conduct and which evinces a serious or substantial disregard of, or indifference to, the harmful consequences thereof, and “Willful Misconduct” means an intentional act or failure to act with intentional disregard of the harm that could result thereof.

(b)          Without in any way limiting the generality of the foregoing, HedgeServ shall in no event be liable for, nor shall it be considered a breach by HedgeServ of this Agreement with respect to, any loss or damage arising from causes beyond its reasonable control, including, without limitation, delay or cessation of Services hereunder or any damages to the Fund resulting therefrom as a result of any work stoppage, power or other mechanical failure, computer virus, natural disaster, change in law or regulation of other governmental action, communications disruption (including the Internet or other networked environment), act of terrorism, fire, public health crisis, or other cause, whether similar or dissimilar to any of the foregoing, in the case of each of the foregoing, which was not within HedgeServ’s reasonable control (“Force Majeure Events”), except to the extent that HedgeServ shall fail to establish and implement its disaster recovery and business continuity plan and maintain appropriate back-up and disaster recovery facilities as set forth below. HedgeServ represents that it has established and shall maintain a disaster recovery and business continuity plan and appropriate back-up and disaster recovery facilities. In the event of a Force Majeure Event, HedgeServ shall implement its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize service interruptions.

(c)           HEDGESERV SHALL NOT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE (INCLUDING, WITHOUT LIMITATION, RELATED ATTORNEYS’ FEES), WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT OR OTHERWISE, WHETHER OR NOT FORESEEABLE, EVEN IF HEDGESERV HAS BEEN ADVISED OR WAS AWARE OF THE POSSIBILITY OF SUCH DAMAGES.

(d)          HedgeServ is authorized and instructed to rely upon the information it receives from the Fund, any investor of the Fund via the Portal or any third party agent authorized by the Fund to provide such information to HedgeServ. The Fund, any investor of the Fund who is a user of the Portal and any third party agents from which HedgeServ shall receive or obtain certain records, reports and other data included in the Services provided hereunder are solely responsible for the contents of such information, including, without limitation, the accuracy thereof. HedgeServ has no responsibility to review, confirm or otherwise assume any duty with respect to the accuracy or completeness of any such information and shall be without liability for any loss or damage suffered by the Fund as a result of HedgeServ’s reliance on and utilization of such information. HedgeServ shall have no responsibility and shall be without liability for any loss or damage caused by the failure of the Fund any investor of the Fund who is a user of the Portal or any third party agent to provide it with the information required.

(e)          HedgeServ shall have no liability and shall be kept indemnified by the Fund against any loss, liability, claim or expense resulting from the offer or sale of shares in violation of any requirement under any applicable securities laws or regulations including, but not limited to, the laws of the United States, except that HedgeServ shall be liable and shall not be kept indemnified for failure to provide the Services outlined in Exhibit A with respect to the registration or qualification of Fund Interests with appropriate state securities authorities.

(f)           Except as otherwise expressly agreed to in writing, HedgeServ shall have no obligation to review, monitor or otherwise ensure compliance with applicable securities laws by the Investment Manager and the Fund as well as the investment policies, restrictions or guidelines disclosed in the Fund’s Prospectus.

8.            Representations and Warranties.

(a)          The Fund hereby represents and warrants to HedgeServ as follows:

  (i)          To its knowledge, the Fund has full power and authority and is permitted by applicable law to enter into this Agreement and to conduct its business as described in this Agreement.

(ii)         To its knowledge, the performance of the obligations under this Agreement by the Fund will not conflict with, violate the terms of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement, management or advisory agreement, or other agreement or instrument to which the Fund is a party or by which any such person is bound or to which any of the property or assets of any such person is subject, or any order, rule, law, regulation, or other legal requirement applicable to any such person or to the property or assets of any such person.

(iii)        To its knowledge, the Fund has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties, and assets the violation of which would be reasonably likely to materially adversely affect the Fund’s and HedgeServ’s performance of their obligations under this Agreement.

(iv)        The Fund is duly organized and validly existing under the laws of the relevant jurisdictions.

(v)         To its knowledge, there is no administrative, civil or criminal proceeding pending or threatened against the Fund that is reasonably likely to have a material adverse effect on the Fund’s or HedgeServ’s business or financial condition.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time the Fund shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, the Fund shall promptly notify HedgeServ of the occurrence of such event.

(b)          HedgeServ hereby represents and warrants to the Fund as follows:

(i)          To its knowledge, HedgeServ has full power and authority and is permitted by applicable law to enter into and carry out its obligations under this Agreement and to own its properties and conduct its business as described in this Agreement.

(ii)         To its knowledge, the performance of the obligations under this Agreement by HedgeServ will not conflict with, violate the terms of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement, or other agreement or instrument to which HedgeServ is a party or by which it is bound or to which any of the property or assets of HedgeServ is subject, or any order, rule, law, regulation, or other legal requirement applicable to HedgeServ or to the property or assets of HedgeServ.

(iii)        To its knowledge, HedgeServ has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties, and assets, the violation of which could materially adversely affect HedgeServ’s performance of its obligations under this Agreement. HedgeServ has completed, obtained and performed all registrations, filings, licenses, approvals, and authorizations, consents or examinations required by any government or governmental authority to which HedgeServ is subject, to perform the activities contemplated by this Agreement and will maintain the same in effect for so long as this Agreement remains in effect.

(iv)        HedgeServ is a limited company duly organized and validly existing under the laws of the Cayman Islands and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

(v)        To its knowledge, there is no administrative, civil or criminal proceedings pending or threatened against HedgeServ that is reasonably likely to have a material adverse effect on HedgeServ’s business or financial condition.

(vi)        HedgeServ maintains an errors and omissions insurance policy consistent with insurance policies obtained by similar administrators in an amount equal to or greater than $10 million for any loss incurred in connection with its operations by reason of errors and omissions and will maintain such coverage throughout the term of this Agreement.

(vii)       HedgeServ represents and warrants that it will maintain total stockholders’ equity of at least USD $10,000,000 and covenants to maintain such minimum level during the term of this Agreement.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time HedgeServ shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, HedgeServ shall promptly notify the Fund of the occurrence of such event.

(c)           HEDGESERV MAKES NO REPRESENTATIONS OR WARRANTIES NOR, OTHER THAN AS SET FORTH HEREIN, SHALL HEDGESERV HAVE ANY LIABILITY WITH RESPECT TO ANY THIRD PARTY PRODUCTS OR SERVICES.

(d)          EXCEPT AS PROVIDED IN THIS AGREEMENT, (I) THE REPRESENTATION AND WARRANTIES MADE BY HEDGESERV IN THIS AGREEMENT, AND THE OBLIGATIONS OF HEDGESERV UNDER THIS AGREEMENT, RUN ONLY TO THE FUND AND NOT ITS AFFILIATES, THEIR CUSTOMERS OR ANY OTHER PERSONS AND (II) UNDER NO CIRCUMSTANCES SHALL ANY AFFILIATE OR CUSTOMER OF THE FUND OR ANY OTHER PERSON BE CONSIDERED A THIRD PARTY BENEFICIARY OF THIS AGREEMENT OR OTHERWISE ENTITLED TO ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

9.            Indemnification.

(a)          The Fund shall indemnify, hold harmless and defend HedgeServ from and against any loss, liability, claim or expense (including reasonable attorneys’ fees and disbursements) suffered or incurred by HedgeServ in connection with the performance of its duties for the Fund hereunder, including, without limitation, any liability or expense suffered or incurred as a result of the acts or omissions of the Fund, any investor of the Fund in its usage of the Portal or any third party agent (other than a Subcontractor) whose data or services HedgeServ must rely upon in performing its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by the Fund or the investors of the Fund; provided, however, that such indemnity shall not apply to any liability or expense resulting from the fraud, willful default, Gross Negligence or Willful Misconduct of HedgeServ or a Subcontractor.

(b)          The Fund will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any liability subject to the indemnification provided above. In the event the Fund elects to assume the defense of any such suit and retain counsel, HedgeServ or any of its affiliated persons named as defendant or defendants in the suit may retain additional counsel but shall bear the fees and expenses of such counsel unless (i) the Fund shall have specifically authorized the retaining of such counsel or (ii) HedgeServ shall have determined in good faith that the retention of such counsel is required as a result of a conflict of interest.

(c)          The indemnification obligations of this Section 9 shall survive termination of this Agreement.

10.          Proper Instructions. The term “Proper Instructions” shall mean instructions received by HedgeServ from the Fund or any person duly authorized by the Fund or the Investment Manager. Such instructions may be in writing signed by the authorized person (which may be via Electronic Signatures) or may be sent via e-mail or fax, via the Portal or may be by such other means as may be agreed upon from time to time by HedgeServ and the party giving such instructions (including, without limitation, oral instructions). All oral instructions shall be promptly confirmed in writing. The Fund shall cause its duly authorized representative to certify to HedgeServ in writing the names, specimen signatures and e-mail addresses (as applicable) of persons authorized to give Proper Instructions. HedgeServ shall be entitled to rely upon the identity and authority of such persons until it receives written notice from the Fund to the contrary. HedgeServ may rely upon any Proper Instruction reasonably believed by it to be genuine and to have been properly issued by or on behalf of the Fund. The Fund shall give timely Proper Instructions to HedgeServ in regard to matters affecting its duties under this Agreement.

11.          Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect for a period of one (1) year (the “Initial Term”) and thereafter will be automatically extended for six month terms (each a “Renewal Term”), provided however, that either party may terminate pursuant to Section 12 below.

12.          Termination.

(a)          This Agreement shall terminate in respect of the Fund as follows:

(i)            Upon at least ninety (90) days’ written notice from one Party to the other Party; provided, however, that:

(A)            the Fund may terminate this Agreement if HedgeServ (1) commits any material breach of its obligations under this Agreement and shall fail, within 15 days of receipt of notice served by the Fund requiring it to do so, to cure such breach; or (2) goes into liquidation, bankruptcy or insolvency or if a receiver is appointed over any of the assets of HedgeServ; or

(B)            HedgeServ may terminate this Agreement upon at least ninety (90) days’ prior written notice if the Fund commits any material breach of its obligations under this Agreement and shall fail to cure such breach within such fifteen (15) day period; or

(ii)           Immediately upon dissolution of the Fund.

(b)           In the event of a termination of this Agreement, HedgeServ agrees to (i) use reasonable efforts to assist the Fund and any successor administrator(s) appointed by the Fund in connection with the related transition to the new administrator(s), (ii) return to the Fund any Confidential Information of the Fund and (iii) to provide a certification within sixty days of the date of termination of this Agreement that all records created by HedgeServ pursuant to its obligations under this Agreement are accurate and complete.

13.          Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement between the Parties hereto with respect to the matters referred to herein, and no other agreement, verbal or otherwise, shall be binding as between the Parties unless it shall be in writing and signed by the party against whom enforcement is sought.

14.          Assignment. This Agreement shall bind, benefit and be enforceable by and against HedgeServ and the Fund and, to the extent permitted hereby, their respective successors and assigns. Neither Party shall assign this Agreement nor any of its rights hereunder without the other Party’s prior written consent.

15.          Amendment; Waiver. This Agreement shall not be amended except by a writing signed by the Parties. No waiver of any provision of this Agreement shall be implied from any course of dealing between the Parties or from any failure by either Party to assert its or his rights hereunder on any occasion or series of occasions.

16.          Notices. Any notice required or desired to be delivered under this Agreement shall be in writing in the English language and shall be delivered by courier service, postage, prepaid mail, facsimile, email, or other similar means and shall be effective upon actual receipt by the Party to which such notice shall be directed, addressed as follows (or to such address as the Party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to HedgeServ (Cayman) Ltd.:

6th Floor SIX,

Cricket Square,

Grand Cayman,

Cayman Islands,

P.O. Box 261, KY1-1104

Phone #: 345-769-8129

Email: jwalton@hedgeserv.com; jnadler@hedgeserv.com

Attn.: James Walton

If to the Fund:

c/o Aetos Alternatives Management, LLC

875 Third Avenue

New York, NY 10022

Phone #: 212-201-2500

Fax #: 212-201-2525

Email: hschaaff@aetos.com

Attn.: General Counsel

17.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

18.          Consent to Jurisdiction. The Parties hereto agree that any action or proceeding arising directly, indirectly, or otherwise in connection with, out of, related to, or from this Agreement, any breach hereof, or any transaction covered hereby, shall be resolved within the courts of the State of New York. Accordingly, the Parties consent and submit to the jurisdiction of such courts. The Parties further agree that any such action or proceeding brought by either Party to enforce any right, assert any claim, or obtain any relief whatsoever in connection with this Agreement shall be brought by such Party exclusively in such courts.

19.          Survival. The provisions of this Agreement shall survive the termination hereof with respect to any matter arising while this Agreement shall be in effect.

20.          Non-Solicitation.

(a)          During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, the Fund and the Investment Manager shall not, directly or indirectly, either for themselves or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by the Fund or the Investment Manager to be in the employment of HedgeServ and/or its affiliates.

(b)          During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, HedgeServ shall not, directly or indirectly, either for itself or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by HedgeServ to be in the employment of the Fund, the Investment Manager and/or their affiliates.

(c)          HedgeServ, on the one part, and the Fund and the Investment Manager on the other part, each acknowledge and agree that due to the uniqueness of the services to be provided by, and access of, their respective employees, and the confidential nature of the information such employees will possess, the covenants set forth herein are reasonable and necessary for the protection of their business and goodwill. HedgeServ, on the one part, and the Fund and the Investment Manager on the other part, expressly acknowledge the importance to each of them of the covenants set forth in this Section 20, and recognize that each of them would not enter into this Agreement and/or would not permit the access to its services, records or confidential information without the other’s consent hereto. The Investment Manager is an intended third party beneficiary of this Section 20.

21.          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

22.          Headings; Use of Terms. Headings to sections and subsections in this Agreement are for the convenience of the Parties only and are not intended to be a part of or to affect the meaning or interpretation hereof. Use of the term “including” in this Agreement means “including without limitation.” References to “Agreement” herein include the Exhibits hereto.

23.          No Partnership or Joint Venture between the Parties. Nothing contained herein shall be construed as to constitute a partnership or joint venture between the Parties or authorize either Party to represent the other or to contract any liability whatsoever on behalf of the other Party.

24.          No Third Party Beneficiaries. Except as stated herein, this Agreement is not intended to benefit, and shall not convey any rights to persons other than the Parties.

25.          Severability. Each of the provisions of this Agreement is separate and severable and enforceable accordingly, and if at any time a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, such determination shall not affect the validity, legality or enforceability of the other provisions of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Amended and Restated Agreement to be duly executed as of the day and year first written above.

By:	[The Fund]

By:	/s/ Harold Schaff
Name: Harold Schaaff
Title: Secretary

By: HedgeServ (Cayman) Ltd.

By:	/s/ James Kelly
Name: James Kelly
Title: Director

Exhibit A

List of Services

I.	Fund Accounting (Core Services)

a)	Process details of all buys, sells, transfers and exchanges of underlying fund investments that have been communicated to HedgeServ
b)	Price portfolio in accordance with the Fund’s offering memorandum
c)	Provide dealing date reconciliation of cash to bank/custodian statements
d)	Provide dealing date reconciliation of trade activity, positions and market value to the Administrators and Investment Managers of the underlying portfolio funds
e)	Provide fund reporting including holdings and P&L on each dealing date
f)	Provide dealing date estimated NAV and RORs
g)	Calculate dealing date final NAV and RORs
h)	Calculate management and incentive fees / allocations
i)	Monitor and accrue for all third party fees including administration fees
j)	Calculate new-issue “carve-out”, if applicable
k)	Prepare dealing date balance sheets and income statements
l)	Prepare dealing date final economic distributions, by investor
m)	Prepare annual and semi-annual financial statements in accordance with U.S. generally accepted accounting principles and file Forms N-SAR and N-CSR with the U.S. Securities and Exchange Commission (“SEC”). HedgeServ may utilize a Subcontractor to perform this service
n)	Prepare and file with the SEC Form N-Q. HedgeServ may utilize a Subcontractor to perform this service
o)	Provide a management representation letter with respect to HedgeServ’s disclosure controls and procedures in connection with the preparation of financial statements and the filing of Forms N-SAR and N-CSR and in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, in a form to be agreed upon between HedgeServ and the Fund
p)	Maintain accounting books and records for the Fund
q)	Provide support for the annual audits of the Fund

II.	Tax Services (Core Services)

a)	Calculate M-1 adjustments
b)	Allocate P&L to each member based on aggregate methodology
c)	Track investors’ tax basis
d)	Provide tax estimates quarterly, if required
e)	Provide support for the preparation of the 1042s tax filing based on information provided by the underlying funds

III.	Investor Services (Core Services)

a)	Coordinate the opening and maintenance of the Fund’s bank accounts
b)	Process Fund subscriptions, ensuring appropriate documentation has been provided to satisfy anti-money laundering regulations, as applicable

c)	Review subscription agreements for completeness including investor eligibility, new issue status, and ERISA status and follow up with the investor or the Fund to obtain completed subscription agreements
d)	Process redemptions, transfers and exchanges in accordance with the Fund’s organizational documents
e)	Issue contract notes to investors confirming their transaction details
f)	Provide capital activity reports detailing subscriptions, redemptions, transfers, and exchanges into and out of the Fund
g)	Reconcile Fund bank accounts on a daily basis
h)	Process cash movements to custodians, prime brokers and investors as directed by the Fund
i)	Arrange for third party expense payments to be made, as directed
j)	Maintain member and shareholder registers for the Fund
k)	Record details of beneficial ownership of investments, as such information is provided, and report accordingly
l)	Prepare and distribute investor statements to investors in the Fund
m)	Monitor ERISA percentages as directed by the Fund and based on information provided on subscription agreements
n)	Mail K-1s and annual and semi-annual financial statements to investors
o)	Communicate with investors, as directed
p)	Maintain details of distributors of the Fund, if applicable, and provide investment details by distributor group
q)	Monitor authorized share capital of the Fund
r)	Take any other reasonable actions necessary for the administration of the Fund

IV.	Anti-Money Laundering Services (Core Services)

a)	Verify the identity of any investor seeking to open an account with the Fund in accordance with applicable laws, policies and regulations aimed at the prevention and detection of money laundering and/or terrorism financing activities (“Regulations”)
b)	Maintain records of the information used to verify the investor’s identity
c)	Determine whether the investor appears on any lists of known or suspected terrorists or terrorist organizations provided to the Fund by any government agency; in accordance with the Regulations
d)	Submit all financial transactions against the Office of Foreign Asset Control (“OFAC”) database and Financial Crimes and Enforcement Network’s (“FinCEN”) 314(a) List or any successor list as may be required from time to time
e)	Provide the Fund with documents/information necessary to respond to requests under the USA PATRIOT Act Sec. 314 (a) within required time frames
f)	Place holds on transactions in member accounts or freeze assets in investor accounts as required by the Regulations
g)	Maintain all records or other documentation related to investor accounts and transactions therein that are required to be prepared and maintained pursuant HedgeServ’s internal AML program and the Regulations, and make the same available for inspection by (i) the Fund’s chief compliance officer, (ii) any auditor of the Fund’s AML program or related procedures, policies or controls that has been designated by the Fund in writing, or (iii) regulatory or law enforcement authorities pursuant to an order to produce such information, and otherwise make said records or other documents available at the direction of the Fund’s chief compliance officer.

V.	Compliance Services (Core Services)

a)	Provide such information as requested by the Fund’s Board of Managers (the “Board”) or chief compliance officer to enable the Board to evaluate HedgeServ’s compliance policies and procedures in compliance with Rule 38a-1 under the Investment Company Act of 1940

b)	Coordinate as necessary the registration or qualification of Fund Interests with appropriate state securities authorities. HedgeServ may utilize a Subcontractor to perform this service

VI.	Other (Core Services)

a)	Assist and coordinate work flows and processes of the Fund’s custodian.

VII.	Regulatory Services (Optional Services)

Foreign Account Tax Compliance Act (“FATCA”) Services

a)	Review existing investor accounts including collection, review and validation of investor information including tax withholding certificates (W8s and W9s) and self-certifications and GIIN numbers to comply with the requirements of U.S. FATCA, U.K. CDOT or any other Model 1 Intergovernmental agreements
b)	Onboard new investors including collection, review and validation of investor information including tax withholding certificates (W8s and W9s) and self-certifications and GIIN numbers to comply with the requirements of U.S. FATCA, U.K. CDOT or any other Model 1 Intergovernmental agreements
c)	Provide ongoing investor monitoring including changes in circumstance, tax withholding certificates and GIIN numbers
d)	Assist the Fund with calculation of Chapter 3 and Chapter 4 withholding and preparation of tax or information reporting, including ensuring any reportable accounts are filed with the relevant tax authority, e.g. Cayman Islands Tax Information Authority
e)	Facilitate counterparty maintenance including exchange of Fund and counterparty GIIN numbers, tax withholding certificates and other documentation as required

OECD Common Reporting Standard (“CRS”) Services

a)	Review existing investors – Review subscription agreements, including know your customer identification support to establish investor tax residency, including collecting and reviewing investor self certifications, if required.
b)	Onboard new investors – Review subscription agreement, including know your customer identification support or investor self-certifications in order to document investor name, date of formation/birth, tax id and tax residency.
c)	Provide reporting of all reportable investors in participating jurisdiction for the Fund to review.
d)	Monitor investors for changes in circumstances including obtaining investor self certifications to validate investor tax residency
e)	Prepare filings with the relevant tax information filing authorities of reportable investors in participating jurisdictions including name, tax residency, tax ID, balance information, and gross proceeds paid to investors

Note: HedgeServ may not have all of the data points necessary to complete all questions and will require the Fund to provide certain responses for the Regulatory Services above. Additionally, HedgeServ may require the Fund to determine the methodology to be applied to respond to certain questions to enable HedgeServ to complete the Regulatory Services above.

VIII.	Technology (Optional Services)

a)	Provide investor-accessible investor portal, as agreed, to host investor services reporting for investors

Exhibit B

Service Fees

The Service Fees shall comprise of the following fees:

I.	Asset-Based Fee

The Fund shall pay an annual Administrative Services Fee, which will be billed directly to the Fund, calculated and payable in advance in basis points per annum of the Fund’s total prior month-end Net Assets plus current month subscriptions less prior month-end redemptions as follows:

Month End Net Assets	Basis Points Per Annum
First $250 million	12
Next $250 million	10
Next $250 million	7
Thereafter	6

less $70,000.

For purposes of calculating the Administrative Services Fee, the assets of the Fund will be combined with the assets of the other Delaware limited liability companies advised by Investment Manager for which HedgeServ provides administration services (the “Aetos Funds”) to arrive at an aggregate Administrative Services Fee payable by the Fund and the Aetos Funds. This aggregate Administrative Services Fee will then be allocated pro rata across the Fund and the Aetos Funds based on net assets.

II.	Optional Services Fees

FATCA Services Fee

For the FATCA services described above, the Fund will pay 1/3 of the firm-wide annual servicing fee of $5,000, payable monthly in advance.

CRS Services Fee

For the CRS services described above, the Fund will pay 1/3 of the firm-wide annual calendar year servicing fee of $5,000 per reporting domicile, payable at year end prior to the filing.

Hosting Investor Portal Services Fee

If the Funds’ investors require access to the investor-accessible investor portal, there will be a firm-wide monthly fee of $1,500, payable in advance. There will also be a firm-wide one-time initialization fee of $5,000.

III.	Expenses

There will be market data license fees for any additional market data that will be required for HedgeServ to provide its services. These market data license fees will be paid by the Fund

Any out-of-pocket costs incurred by HedgeServ (i.e. printer costs relating to SEC filings, travel, market data, phone, postage, faxes, copying, etc.) will be billed separately to the Fund.